UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA: a position of strength to address today's challenges and seize future opportunities September 2020 BofA 25th Annual Financials CEO Conference

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

BBVA faces current challenges from a position of strength Resilient Operating Income Sound capital position and proven capacity to generate capital Comfortable liquidity position Digital edge as a competitive advantage

Resilient Operating Income Sound capital position and proven capacity to generate capital Comfortable liquidity position Digital edge as a competitive advantage A proven track record of earnings resilience and low volatility Strong operating income, with low volatility… OPERATING INCOME/ RWAs (2008-1H2020 annualized, average, %) … even under stressed scenarios European peer group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. 2018 EBA STRESS TEST: ADVERSE SCENARIO NET ATTRIBUTABLE PROFIT 2018-2020 (Cumulative €M) VOLATILITY – STANDARD DEVIATION European peers subject to EBA ST: BARC, BNPP, CASA, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UCG. ±0.4% EUROPEAN PEERS AVG ±0.8%

Resilient Operating Income Sound capital position and proven capacity to generate capital Comfortable liquidity position Digital edge as a competitive advantage Leading to a distinctive growth and profitability profile REVENUE growth vs. ROE BBVA vs European peer group1. Percentage (1) European peer group: CS, CBK, HSBC, ISP, DBK, SAN, UCG, BARC, BNP, LBG, SG, CASA. (2) BBVA’s as reported. Peers ROE: Attributed Profit / Average shareholders equity (including valuation adjustments). Gross Income growth 2008- Last 12M to Jun 20 CAGR ROE2 2008-1H2020 annualized, Average Peer average Peer 3 Peer 2 Peer 8 Peer 7 Peer 5 Peer 4 Peer 9 Peer 10 Peer 13 Peer 1 Peer 6 Peer 14 Peer 12

BBVA is present in high growth markets with leading franchises

JUN-20	Total assets (€M)	STRONG POSITIONING Lending Market share[1] (%)	Ranking
SPAIN	419.5	13.4%	#3
MEXICO	103.7	23.1%	#1
USA	101.1	4.4% (Texas)	#4 (Texas)
TURKEY	63.5	18.4% (Private banks)	#2 (Private banks)
ARGENTINA	7.0	12.1% (Private banks)	#4 (Private banks)
COLOMBIA	18.5	10.2%	#4
PERU	24.6	20.6%	#2

(1) Loans' market shares except for USA (Deposits): Spain lending market share according BoS as of Jun.20 and ranking by AEB and CECA as of Mar.20; USA: by FDIC as of Jun.20 considering only Texas; Turkey: BRSA total performing loans among private banks as of Jun.20; Mexico data according to the system (CNBV) as of Jun.20; Argentina data based on private banks, lending market share as of Jun.20 and ranking as of Feb 20; Colombia and Peru data according to the system as of Jun.20.

1 Resilient Operating Income
2 Sound capital position and proven capacity to generate capital
3 Comfortable liquidity position
4 Digital edge as a competitive advantage
5

A proven ability to generate capital, with lower volatility and superior resilience...

Ability to generate capital

CET1 FULLY-LOADED (%)



+23€Bn
2.3x
6.20%
11.22%
Dec'08
Jun'20

Lower volatility

CET1 RATIO VOLATILITY
Jun-08 to Jun-20
(standard deviation, annual CET1 ratio variation)



PEER 1 0.5%
PEER 2 0.6%
PEER 3 0.7%
BBVA 0.7%
PEER 4 0.8%
PEER 5 0.9%
PEER 6 1.0%
PEER 7 1.0%
PEERS AVG 1.2%
PEER 8 1.2%
PEER 9 1.3%
PEER 10 1.4%
PEER 11 1.5%
PEER 12 1.6%
PEER 13 1.8%
PEER 14 2.3%

European peer group: BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG.

Superior resilience under stress

2018 EBA STRESS TEST: ADVERSE SCENARIO Var. **CET1 FL 2020 VS. 2017**
(Depletion, bps)



PEER 1 -141
BBVA -193
PEER 2 -219
PEER 3 -288
PEER 4 -334
PEER 5 -341
PEER 6 -363
PEERS AVG -434
PEER 7 -437
PEER 8 -533
PEER 9 -576
PEER 10 -625
PEER 11 -657
PEER 12 -695

European peers subject to EBA ST: BARC, BNPP, CASA, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UCG.

1 Resilient Operating Income
2 Sound capital position and proven capacity to generate capital
3 Comfortable liquidity position
4 Digital edge as a competitive advantage
6

... result in the lowest capital requirement among peers

Lowest CET1 Requirement among peers

CET1 REQUIREMENT


PEER 1 10.4%
PEER 2 9.7%
PEER 3 9.3%
PEER 4 9.1%
PEER 5 9.1%
PEER 6 8.9%
PEER 7 8.9%
PEER 8 8.7%
BBVA 8.6%

Note: Based on 2020 SREP requirement post P2R tiering. European Peer Group subject to ECB supervision: BNPP, CA, CMZ, DB, ISP, SAN, SG, UCG

Capital stack fully endowed

AT1 & TIER 2 FULLY-LOADED

Jun-20


1.92%
2.45%
REQUIREMENT
1.78%
2.38%
AT1
Tier 2

Note: Including the € 1Bn AT1 and GBP 300Mn Tier2 issued in July 2020.

Suitable distance to requirements

DISTANCE TO MDA (Phased-in, Jun-20, bps)


595
550
381
345
304
283
263
246
244
263 bps
on a FL basis
PEER 1
PEER 2
PEER 3
PEER 4
BBVA
PEER 5
PEER 6
PEER 7
PEER 8

European Peer Group subject to ECB supervision: BNPP, CA, CMZ, DB, ISP, SAN, SG, UCG

An efficient total capital structure, with a comfortable distance to requirements

1 Resilient Operating Income
2 Sound capital position and proven capacity to generate capital
3 Comfortable liquidity position
4 Digital edge as a competitive advantage
7

CET1 expected to be above our capital target by year-end (*) Expected impacts: BBVA Paraguay sale (+6 bps) and JV with Allianz (+7 bps). Pending regulatory approval ABOVE THE 225-275 BPS BUFFER TARGET To resume shareholders remuneration once COVID-19 uncertainties dissipate and supervisory recommendation is eliminated. Dividend and buybacks will be both considered Buffer vs. CET1 requirement. Fully loaded (bps) JV Allianz & BBVA Paraguay c. +13 bps* Organic capital generation Software treatment: c. +12 bps Resilient Operating Income Sound capital position and proven capacity to generate capital Comfortable liquidity position Digital edge as a competitive advantage

Comfortable liquidity position in all geographies Resilient Operating Income Sound capital position and proven capacity to generate capital Comfortable liquidity position Digital edge as a competitive advantage 191% considering excess liquidity in subsidiaries Eurozone1 USA Mexico Turkey South America LCR 198% 144%2 169% 142% >100% NSFR 118% 120% 132% 144% >100% BBVA GROUP LIQUIDITY AND FUNDING METRICS Jun.20 (1) Perimeter: Spain+Rest of Eurasia. (2) Compass LCR calculated according to local regulation (Fed Modified LCR). 159% LCR Group 124% NSFR Group Self-sufficient subsidiaries in terms of liquidity and funding Sound liquidity metrics in all geographies Jun-20

Our digital capabilities are a competitive advantage as proven in the COVID-19 context

GLOBAL APPS VISITS*
Current vs. Before COVID-19

+30%

REMOTE BANKER INTERACTIONS
"My conversations in Spain"
Aug.20 vs. Feb.20

+70%

DIGITAL SALES
% OF TOTAL UNITS SALES


66%
60.7%
59.1%
58.%
57.5%
55.1%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20

(*) Data excludes Venezuela, Paraguay and Uruguay.

Differential capabilities key to successfully serve our clients through digital and remote channels

1 Resilient Operating Income
2 Sound capital position and proven capacity to generate capital
3 Comfortable liquidity position
4 Digital edge as a competitive advantage
10

Resilient Operating Income Sound capital position and proven capacity to generate capital Comfortable liquidity position Digital edge as a competitive advantage BBVA preferred bank to partner by Big Techs Partnership with Google to offer consumers a digital bank account through Google Pay First BBVA product through Open Banking in partnership with a Big Tech. “Google is excited to work with BBVA USA in enabling a digital experience that is equitable for all and meets the evolving needs of a new generation of customers.” Felix Lin, vice president of Payments Ecosystems at Google Uber’s first financial product outside USA Co-branded account and debit card for 500K Uber drivers in Mexico

Business update Spain NII and expenses, main profitability levers Best in class coverage and very effective COVID-19 Government support program USA Performing better than expectations Excellent cost of deposits and expenses management South America Focus on spread management and cost control Profitability leadership Mexico Improving core revenue trends in 2H20 Payment performance of expired deferrals much better than expected Turkey Proven earnings resilience in challenging times The highest pre-provision profit generation capacity and best-in-class NPL coverage

NII and expenses as main profitability levers and best-in-class NPL coverage Spain: EXPENSES (Last 12M, 100 Index Evolution) NII: better performance than peers due to an excellent price management Outstanding track record in expenses Portfolio breakdown (Jun-20) BEST-IN-CLASS NPL coverage ratio (Jun-20) Peers average 66% +11.71pp above Spanish Peers average Best-in-class NPL coverage and a less risky portfolio Peers average Net interest income (1H20, YoY evolution) Peers average 2020 guidance: NII to increase slightly 2020 guidance: Expenses to decrease >5% 2020 guidance: CoR significantly below 1H20 levels YIELDS ON LOANS (2Q20, YoY evolution, bps) Peers average Peers: Bankia, Caixabank ex BPI, Sabadell ex TSB and Santander España.

COST OF CUSTOMER DEPOSITS (%) 2020 guidance: Expenses decrease in line with 1H20 (-2.5% YoY) 2020 guidance: CoR significantly below 1H20 level 2020 guidance: NII low single digit decrease Local unconsolidated figures. Source Federal Reserve. Peers: Citizens, Comerica, Fifth Third, Huntington, Key, M&T, PNC, Regions, Truist, USB, Zions. Truist resulting form BB&T and Trust integration in 4Q19, both in peer group before merger. OPERATING jaws (Revenues YoY var. -Expenses YoY var., local data, 2Q20) COST OF RISK (YTD) BBVA USA Peers average USA: Operating performance better than expected NII: excellent cost of deposits management Effort in expenses and back to positive jaws CoR decreased significantly Peers average

Mexico: Improving Core Revenue trends in 2H20 NII negative one-off in 2Q Retail loan growth recovery, improving loan mix Fee generation recovery Net Interest Income (€M, constant) Monthly retail new loan production (Apr-19, 100 Index) BBVA Mexico monthly fees (Dec-19, 100 Index) Mortgages Consumer Credit Cards 2020 guidance: NII flat / slight decrease Credit Cards Mutual Funds Mutual Funds and Credit Card fees account for c. 60% of total fees 2020 guidance in constant Euros € -107mn Lack of NII accrual from Credit Cards and SME deferrals (1) as of Sep 14th , 84% of Credit Cards and 87% of SME deferrals already expired Most of those deferrals already accruing NII 1

Mexico: almost 2/3rds of deferred loans have already expired 92% 87% of retail deferrals has already expired of wholesale deferrals will expire in 4Q20 Deferrals breakdown by segment 12.6 bn€, c. 25% of total loan book (1) Current LTV taking into account the latest appraisal value and outstanding loan balances, equivalent to a LTV of 73% at origination. NOTE: Data based on management information, as of Sep 14th Deferrals expiration calendar As of Sep 14th TOTAL 12.6 bn€ Deferred mortgages: average LTV of 44%1 Consumer deferred portfolio: 67% have their payrolls with BBVA Mexico Deferred SMEs: 68% have a state guarantee covering on avg. 52% of the loan

Payment performance better than expected Mexico: (1) From total payment obligations c.90% continue paying the full installment Improving 2020 CoR Guidance to clearly below the 495bps reported in 1H20 (from flat or slightly below 1H20 levels previously) Expired Deferrals MORTGAGES 95% 90% CONSUMER 94% 88% CREDIT CARDS 84% 83% SMEs 87% 90% TOTAL RETAIL 92% 89% Data as of Sep 14th, 2020 From these expired deferrals, % that resumed payment obligations1 2020 guidance in constant Euros 4 months grace period not extended specific solutions offered to clients in need Clients contacted twice before payment date All clients categorized by collection management intensity needed Collection contact centers’ capacity increased from 50% to 75% now and to > 95% by Sept-end EARLY AND PROACTIVE COLLECTION MANAGEMENT, A KEY DIFFERENTIAL TOOL PAYMENT PERFORMANCE OF RETAIL EXPIRED DEFERRALS Retail payment ratio already at c.90%, much better than initial expectations

Turkey: proven earnings resilience in challenging times

The highest pre-provision profit generation capacity

PRE-PROVISION PROFIT/ AVG. INTEREST EARNING ASSETS
(1H20)



BBVA
6.0%
PEER 1
5.3%
PEER 2
4.2%
PEER 3
4.2%

Proactive reduction of loans and wholesale funding in FC

FC BALANCE SHEET

FC Loan portfolio
(in Bn USD)



-38%
21.6
13.4
Dec-15
Jun-20

FC wholesale funding
(in Bn USD)



-30%
12.5
8.7
Dec-15
2Q20

LTD ratio (FC)



82.9%
61.8%
Dec-15
Jun-20

Comfortable FC liquidity buffer Jun-20

$ 9.3Bn

Best-in-class coverage ratio

COVERAGE RATIO
(Jun-20, Coverage ratio including free provisions)

84%
+15.6pp above Peers average

2020 guidance: CoR significantly below 1H20 levels

Based on bank only local figures
Peers: Akbank, Isbank, YKB.

18

South America: 12.6% contribution to BBVA Group’s Net Attributable Profit in 1H20 Argentina: Colombia: Peru: Positive News on Argentina’s debt restructuring P&L Drivers: Cost management & provision releases in the securities portfolios Excellent cost of deposits management: Increasing weight of demand deposits by 285 bps YTD Focus on cost management: Cost to Income at 42.7% (1H20), 95bps better than local peers average Economy severely impacted in 2020 (GDP -15%), recovering in 2021 (+8.0%) Focus on cost control and asset quality management BREAKDOWN BY COUNTRY Note: Contribution to Group’s Net Attributable Profit excludes the Corporate Center Net Attributable profit (1H 2020) € 159mn ROE (1H20 annualized) System ex-BBVA System ex-BBVA Profitability leadership Source: Latest available data from country’s Supervisors. System ex-BBVA 3.8% of BBVA Group’s 1H20 Net Attributable Profit 3.4% of BBVA Group’s 1H20 Net Attributable Profit 2.6% of BBVA Group’s 1H20 Net Attributable Profit ROE (as of 2019) ROE (1H20 annualized)

Forward-looking, BBVA has solid fundamentals to successfully navigate this challenging environment Improving core revenue in 2H20 vs. 1H20(1), thanks to the recovery in retail new loan production and focus on price management Excellent Cost control continues during 2H20, with confidence to beat expectations Improving Group's 2020 COR guidance to 150-160bps (vs. 150-180bps previously) due to better than expected performance of loan deferrals in Mexico. CET1 expected to end the year above the 225-275 management buffer target. BBVA remains committed to shareholder remuneration   (1) In constant Euros

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 23, 2020	By:	/s/ Gloria Couceiro Justo
	Name:	Gloria Couceiro Justo
	Title:	Investor Relations Manager